UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-41872

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DDC Enterprise Limited

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368 9th Ave., New York, NY 10001 USA
+ 852-2803-0688
(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

When used in this Form 6-K, unless otherwise indicated, the terms “the Company,” “DDC,” “we,” “us” and “our” refer to DDC Enterprise Limited and its subsidiaries.

Information Contained in this Form 6-K Report

Notice of DDC Enterprise Limited’s class meeting of holders of its Class A ordinary shares (the “Class A Meeting”) and 2026 Annual General Meeting of Shareholders (the “2026 AGM”) and proxy cards.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DDC Enterprise Limited.
Date: June 9, 2026	By:	/s/ Norma Ka Yin Chu
	Name:	Norma Ka Yin Chu
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Notice of the Class A Meeting and 2026 AGM
99.2	Proxy Cards of the Class A Meeting and 2026 AGM

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